UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 18, 2010

Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                        Form 40-F ☐
                (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )
                (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                       No ☑
                (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

18 January 2010
LGL CEO Arthur Hood Steps Down
The Board of Directors of Lihir Gold Ltd (LGL) has accepted the resignation of the company’s chief executive Arthur Hood, chairman Ross Garnaut announced.
Mr Hood will step down immediately and Chief Financial Officer Phil Baker has been appointed as interim CEO pending a global search for a new chief executive.
Mr Hood said that after more than four successful years as CEO, he had achieved his primary goal of overseeing the transformation of LGL from a single mine operation to a multi-mine company producing in excess of one million ounces of gold per year.
“LGL is now one of the world’s leading gold producers and is consistently performing very well, with excellent growth options for the future,” he said. “It is therefore the right time for me to step aside to enable an orderly transition to a new CEO.”
Dr Garnaut paid tribute to Mr Hood for his contribution to the company.
“Arthur has successfully led LGL through a major growth phase which has seen production increase from around 600,000 ounces per year in 2005 to more than 1.1 million ounces in 2009, with diversified operations in Papua New Guinea, Australia and West Africa. He built a strong management team to take the company forward into its next phase of growth, and under his stewardship the group’s financial position has been significantly enhanced. LGL’s share price has increased from A$1.63 at the announcement of Arthur’s appointment in September, 2005, to A$3.29 on Friday, and the company is now ranked among the world’s largest gold producers. On behalf of the Board, I wish Arthur well for the future,” he said.
Mr Hood’s termination package includes a cash payment of A$2.3million and 3.5 million share rights previously awarded. Mr Hood has four weeks to elect to retain these share rights for their respective three year terms or to receive shares or cash equivalents on a pro-rata basis. If he chooses to retain the rights, the extent to which they will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan.
In addition, Mr Hood will receive a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
Phil Baker has been CFO at LGL since January 2007, and is ideally qualified to be acting CEO. The bulk of his career has been in the mining industry, including 22 years at MIM in a variety of senior management roles.
Mr Baker will present the company’s production report for the fourth quarter of 2009 on January 22. LGL’s production for the full year of 2009 was another record at 1.12 million ounces, in line with guidance for the year of 1-1.2 million

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Page 2.
ounces. Total cash costs for the year were also in line with guidance provided to the market (below US$400/ounce excluding Ballarat).
“The company’s operational performance has been excellent,” said Mr Baker. “I look forward to providing full details on January 22,” he said.
For further information please contact:
Joe Dowling
GM Corporate Affairs
07 3318 3308 or 0421 587755

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary
Date:  January 18, 2010